

September 13, 2012

Via E-mail
Mr. Keith Elison
Chief Financial Officer
Protect Pharmaceutical Corporation
2681 Parleys Way
Suite 204
Salt Lake City, UT 84109

> **Re:** **Protect Pharmaceutical Corporation**
> **Form 8-K**
> **Filed May 21, 2012**
> **File No. 000-54001**

Dear Mr. Elison:

We have reviewed your filing and have the following comments.

Please respond to this letter within five business days by amending your filing or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment. After reviewing any amendment to your filing and the information you provide in response to our comments, we may have additional comments.

<u>Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review.</u>

1. Your Form 8-K was incorrectly filed as an Item 9.01 Form 8-K. Please amend your filing by changing the Item Tag to the filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comment or changes to disclosure in response to staff comment do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call Tabatha Akins, Staff Accountant at (202) 551-3658.

Sincerely,

/s/ Joel Parker

Joel Parker
Accounting Branch Chief